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Exhibit 12

        Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Year Ended September 30,
(dollars in thousands)	2009	2010	2011	2012	2013
Fixed Charges Computation
Interest expensed and capitalized(1)	$33,961	$55,908	$106,557	$38,809	$37,100
Amortized premiums, discounts, and capitalized expenses related to indebtedness	13,459	16,027	20,069	14,184	5,841
Reasonable approximation of interest within rental expense	3,377	3,670	3,323	3,106	3,454

Total Fixed Charges and Preferred Equity Dividends	$50,797	$75,605	$129,949	$56,099	$46,395

Earnings Computation
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(491,730)	$(46,390)	$(138,093)	$(16,454)	$12,209
Plus
Fixed charges	50,797	75,605	129,949	56,099	46,395
Minus
Interest capitalized	1,396	441	91	137	192

Total Earnings	$(442,329)	$28,774	$(8,235)	$39,508	$58,412

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	N/A *	0.38	N/A *	0.70	1.26

*
Total earnings for these periods were less than zero dollars. The deficiency of earnings to fixed charges for the years ended September 30, 2009 and 2011 were $493.1 million and $138.2 million, respectively.

(1)
Interest expense associated with unrecognized tax benefits is included in income tax expense, not with interest expense.

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  Exhibit 12